UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 6)*

Cipher Mining Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

17253J106
(CUSIP Number)

Stijn Ehren Strawinskylaan 3051 1077ZX Amsterdam, the Netherlands +31 6 29 94 48 88 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

June 11, 2024 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17253J106	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Bitfury Holding B.V.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

4,821,560

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

4,821,560

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,821,560

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%

14		TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No. 17253J106	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Bitfury Top HoldCo B.V.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

64,481,725

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

64,481,725

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

64,481,725

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.8%

14		TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No. 17253J106	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Bitfury Group Limited

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

64,481,725

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

64,481,725

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

64,481,725

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.8%

14		TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No. 17253J106	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

V3 Holding Limited

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

114,796,209

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

114,796,209

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

114,796,209

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.0%

14		TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No. 17253J106	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Valerijs Vavilovs

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

114,796,209

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

114,796,209

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

114,796,209

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.0%

14		TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 17253J106	SCHEDULE 13D

Explanatory Note
This Amendment No. 6 (“Amendment No. 6”) to Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Cipher Mining Inc., a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons on September 23, 2021, as amended by Amendment No. 1 to Schedule 13D filed with the SEC by the Reporting Persons on April 12, 2022, Amendment No. 2 to Schedule 13D filed with the SEC by the Reporting Persons on November 9, 2023, Amendment No. 3 to Schedule 13D filed with the SEC by the Reporting Persons on January 24, 2024, Amendment No. 4 to Schedule 13D filed with the SEC by the Reporting Persons on February 26, 2024 and Amendment No. 5 to Schedule 13D filed with the SEC by the Reporting Persons on May 16, 2024 (the “Original Schedule 13D,” and as amended by Amendment No. 6, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 6 shall have the same meanings ascribed to them in the Original Schedule 13D.

This Amendment No. 6 is being filed to report that from May 24, 2024 through June 13, 2024, Bitfury TopHoldCo sold an aggregate of 4,018,370 shares of Common Stock in the open market.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

As of June 13, 2024, the Bitfury Group has sold approximately 4.0 million shares out of the approximately 9.2 million shares allocated for sale from the share reserve established on behalf of the Bitfury Beneficiaries.

Item 5. Interest in Securities of the Issuer.

Items 5(a) - (b) of the Schedule 13D are hereby amended and restated to read as follows:

The following sets forth, as of June 13, 2024, the aggregate number of shares of Common Stock of the Issuer and percentage of Common Stock of the Issuer beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock of the Issuer as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 310,029,275 shares of Common Stock outstanding as of May 6, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 7, 2024:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Bitfury Holding B.V.	4,821,560	1.6%	0	4,821,560	0	4,821,560
Bitfury Top HoldCo B.V.	64,481,725	20.8%	0	64,481,725	0	64,481,725
Bitfury Group Limited	64,481,725	20.8%	0	64,481,725	0	64,481,725
V3 Holding Limited	114,796,209	37.0%	0	114,796,209	0	114,796,209
Valerijs Vavilovs	114,796,209	37.0%	0	114,796,209	0	114,796,209

Bitfury Holding is the record holder of 4,821,560 shares of Common Stock. Bitfury Top HoldCo is the record holder of 59,660,165 shares of Common Stock and is the sole owner of Bitfury Holding. As a result, Bitfury Top HoldCo may be deemed to share beneficial ownership of the shares of Common Stock held by Bitfury Holding.

V3 is the direct holder of 50,314,484 shares of Common Stock. Valerijs Vavilovs is the sole owner of V3, which is the majority owner of BGL. BGL is the sole owner of Bitfury Top HoldCo. As a result of the foregoing relationships, each of Mr. Vavilovs, V3 and BGL may be deemed to share beneficial ownership of the Common Stock beneficially owned by Bitfury Top Holdco, and Mr. Vavilovs is deemed to share beneficial ownership of the Common Stock beneficially owned by V3.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

As disclosed in Item 4 hereto, the Reporting Persons have engaged in the following open market sales subsequent to the filing of Amendment No. 5 to Schedule 13D filed with the SEC by the Reporting Persons on May 16, 2024. All sales were made by Bitfury Top HoldCo.

Date	Number of Shares Sold	Price Per Share	Price Range Per Share
May 24, 2024	294,811	$4.08	$4.04 to $4.195
May 28, 2024	296,357	$3.99	$3.92 to $4.14
May 29, 2024	300,552	$3.85	$3.77 to $3.94
May 30, 2024	298,778	$3.73	$3.65 to $3.86
May 31, 2024	303,006	$3.69	$3.58 to $3.85
June 3, 2024	308,973	$3.72	$3.63 to $3.88
June 4, 2024	302,841	$3.77	$3.59 to $3.95
June 5, 2024	299,953	$3.91	$3.75 to $4.045
June 6, 2024	298,950	$4.16	$4.05 to $4.35
June 10, 2024	319,747	$4.21	$3.99 to $4.39
June 11, 2024	308,506	$4.07	$3.95 to $4.20
June 12, 2024	336,377	$4.58	$4.32 to $4.74
June 13, 2024	349,519	$4.95	$4.64 to $5.11

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description

1	Joint Filing Agreement, dated as of June 13, 2024

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dates:  June 13, 2024

BITFURY HOLDING B.V.

By:	/s/ Stijn Ehren
Name:	Stijn Ehren
Title:	Managing Director

BITFURY TOP HOLDCO B.V.

By:	/s/ Stijn Ehren
Name:	Stijn Ehren
Title:	Managing Director

BITFURY GROUP LIMITED

By:	/s/ Valerijs Vavilovs
Name:	Valerijs Vavilovs
Title:	Director

V3 HOLDING LIMITED

By:	/s/ Valerijs Vavilovs
Name:	Valerijs Vavilovs
Title:	Director

VALERIJS VAVILOVS

By:	/s/ Valerijs Vavilovs
Name:	Valerijs Vavilovs

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13D. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 13th day of June, 2024.

BITFURY HOLDING B.V.

By:	/s/ Stijn Ehren
Name:	Stijn Ehren
Title:	Managing Director

BITFURY TOP HOLDCO B.V.

By:	/s/ Stijn Ehren
Name:	Stijn Ehren
Title:	Managing Director

BITFURY GROUP LIMITED

By:	/s/ Valerijs Vavilovs
Name:	Valerijs Vavilovs
Title:	Director

V3 HOLDING LIMITED

By:	/s/ Valerijs Vavilovs
Name:	Valerijs Vavilovs
Title:	Director

VALERIJS VAVILOVS

By:	/s/ Valerijs Vavilovs
Name:	Valerijs Vavilovs